Exhibit 99.1

For Immediate Release

Contact:	Mark H. Collin
Phone: 603-773-6612
Fax: 603-773-6605
Email: collin@unitil.com

Unitil Reports First Quarter Earnings

Hampton, NH – April 26, 2007: Unitil Corporation (AMEX: UTL) (www.unitil.com) today announced net income of $2.6 million for the first quarter of 2007, an increase of $0.6 million over net income for the first quarter of 2006. Earnings per common share (EPS) were $0.46 for the three months ended March 31, 2007, an improvement of $0.10 per share or 28% over the first quarter of 2006.

Unitil’s improved first quarter earnings in 2007 over 2006 were driven by higher electric and gas distribution rates and higher total gas sales. Unitil’s non-regulated business, Usource, also realized higher revenues contributing to the Company’s overall improved earnings. These favorable factors were partially offset by higher operating expenses and higher interest expense in the current year.

“We are obviously pleased with the improvement in our first quarter results,” said Unitil Chairman, President and Chief Executive Officer Robert G. Schoenberger. “The implementation of new electric and gas rates resulted in a significant improvement in our core utility financial results while Usource continues to deliver increasing revenues each quarter.”

The following table presents the significant items contributing to the improvement in earnings per share in the first quarter of 2007:

Earnings Per Share
Three Months Ended March 31, 2006:	$0.36
Electric Sales Margin	0.06
Gas Sales Margin	0.08
Usource Sales Margin	0.03
Operation & Maintenance Expense	(0.02)
Depreciation & Amortization	(0.03)
Interest Expense, Net	(0.02)

Three Months Ended March 31, 2007:	$0.46

In the first quarter of 2007, Unitil’s electric kWh sales to residential customers increased 0.4% while sales to Commercial and Industrial (C&I) customers decreased 0.8% compared to the same period in 2006. Gas sales to residential customers remained level in the first quarter of 2007 compared to the same period in 2006 while sales to C&I customers were 15.0% higher in the current quarter, primarily due to a new special contract with a large industrial customer.

Unitil Corporation - Condensed Financial Data

	(Millions, except Per Share Data) (Unaudited)
	Three Months Ended March 31,
	2007	2006	Change
Electric Kilowatt-Hours:
Residential	184.0	183.2	0.4%
Commercial/Industrial	265.6	267.8	(0.8%)

Total Electric kWh Sales	449.6	451.0	(0.3%)

Gas Therms:
Residential	4.9	4.9	—
Commercial/Industrial	6.9	6.0	15.0%

Total Gas Therm Sales	11.8	10.9	8.3%

Electric Revenues	$62.7	$56.4	$6.3
Purchased Electric Costs	49.2	43.5	5.7

Electric Margin	13.5	12.9	0.6

Gas Revenues	14.2	13.7	0.5
Purchased Gas Costs	9.8	10.2	(0.4)

Gas Margin	4.4	3.5	0.9

Usource Sales Margin	0.9	0.6	0.3

Operation & Maintenance	6.5	6.3	0.2
Depreciation, Amortization, Taxes & Other	7.6	6.8	0.8

Operating Income	4.7	3.9	0.8

Interest Expense, Net	2.1	1.9	0.2

Net Income	$2.6	$2.0	$0.6

Earnings Per Common Share	$0.46	$0.36

Electric and Gas sales margin increased $0.6 million and $0.9 million, respectively, in the three months ended March 31, 2007 compared to the same period in 2006. Usource, our non-regulated energy brokering business, recorded increased sales margin of $0.3 million in the first quarter of 2007, an increase of 50% over the first quarter of 2006.

In the three months ended March 31, 2007 operating expenses increased by $1.0 million including higher Operation and Maintenance expenses of $0.2 million and higher Depreciation, Amortization, Taxes and Other increased $0.8 million. In the first three months of 2007, Interest Expense, Net, increased by $0.2 million compared to the same period in 2006 due to higher interest rates and higher average borrowings in 2007.

Also in the first quarter, the Unitil Corporation Board of Directors declared the regular quarterly dividend on the Company’s common stock of $0.345 per share. This quarterly dividend results in a current effective annual dividend rate of $1.38 per share representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

About Unitil

Unitil is a public utility holding company with subsidiaries providing electric service in New Hampshire and electric and gas service in Massachusetts and energy services throughout the Northeast. Its subsidiaries include Unitil Energy Systems, Inc., Fitchburg Gas and Electric Light Company, Unitil Power Corp., Unitil Realty Corp., Unitil Service Corp. and its non-regulated business segment Unitil Resources, Inc. Usource L.L.C. is a subsidiary of Unitil Resources, Inc.

This press release contains forward-looking statements, which are subject to the inherent uncertainties in predicting future results and conditions. All statements, other than statements of historical fact, are forward-looking statements. Certain factors that could cause the actual results to differ materially from those projected in these forward-looking statements include, but are not limited to the following: variations in weather; changes in the regulatory environment; customers’ preferences on energy sources; general economic conditions; increased competition; fluctuations in supply, demand, transmission capacity and prices for energy commodities; and other uncertainties, all of which are difficult to predict, and many of which are beyond the control of Unitil Corporation.

For more information, visit Unitil at www.unitil.com or call Mark Collin at 603-773-6612.